EXHIBIT 21.1

SUBSIDIARIES OF GLOBALOPTIONS GROUP, INC.

The following is a list of all subsidiaries of GlobalOptions Group, Inc., the state or other jurisdiction of incorporation or organization of each, and the names under which such subsidiaries do business.

•	GlobalOptions, Inc., a Delaware corporation

•	The Bode Technology Group, Inc., a Delaware corporation (wholly-owned subsidiary of GlobalOptions, Inc.)